UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13G

                Under the Securities Exchange Act of 1934
                           (Amendment No. 5)*


                          Digital River, Inc.
                          -------------------
                            (Name of Issuer)

                              Common Stock
                              ------------
                     (Title of Class of Securities)

                               25388B 10 4
                               -----------
                             (CUSIP Number)


                                12/31/06
                                --------
        (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

   [ ] Rule 13d-1(b)


   [ ] Rule 13d-1(c)


   [x] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 25388B 10 4               SCHEDULE 13G                 Page 2 of 6



1.  Names of Reporting Persons.                          JOEL A. RONNING

    I.R.S. Identification Nos. of above persons
    (entities only).

2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)

    (a)                                                              [ ]

    (b)                                                              [ ]

3.  SEC Use Only

4.  Citizenship or Place of Organization                   United States

Number of     5.    Sole Voting Power                      2,044,189<F1>
Shares
Beneficially  6.    Shared Voting Power
Owned by Each
Reporting     7.    Sole Dispositive Power                    2,044,1891
Person With
              8.    Shared Dispositive Power

9.  Aggregate Amount Beneficially Owned by Each               2,044,1891
    Reporting Person

10. Check if the Aggregate Amount in Row (9) Excludes Certain        [ ]
    Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9)              4.92%

12. Type of Reporting Person (See Instructions)                       IN




<F1>Includes 1,342,082 shares the reporting person has the right to acquire pursuant to options exercisable within 60 days of December 31, 2006.

CUSIP 25388B 10 4               SCHEDULE 13G                 Page 3 of 6

Item 1.

     (a)  Name of Issuer:         Digital River, Inc.

     (b)  Address of Issuer's     9625 W. 76th Street, Suite 150, Eden
     Principal Executive Office:  Prairie, MN  55344

Item 2.

    (a) Name of Person Filing           Joel A. Ronning

    (b) Address of Principal Business   Digital River, Inc., 9625 W.
    Office or, if none, Residence       76th Street, Suite 150, Eden
                                        Prairie, MN  55344

    (c) Citizenship                     United States

    (d) Title of Class of Securities    Common Stock

    (e) CUSIP Number                    25388B 10 4

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

    [ ] (a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

    [ ] (b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
78c).

    [ ] (c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

    [ ] (d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

    [ ] (e) An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

    [ ] (f) An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

    [ ] (g) A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

    [ ] (h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

    [ ] (i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

    [ ] (j) Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

CUSIP 25388B 10 4               SCHEDULE 13G                 Page 4 of 6

Item 4. Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:    2,044,189*

     (b) Percent of class:             4.92%

     (c) Number of shares as to which the person has:

        (i) Sole power to vote or to direct the vote .     2,044,189*

        (ii) Shared power to vote or to direct the vote .

        (iii) Sole power to dispose or to direct the
        disposition of .                                   2,044,189*


        (iv) Shared power to dispose or to direct the disposition of .

Item 5.  Ownership of Five Percent or Less of a Class

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

    If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company

    If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.


*Includes 1,342,082 shares the reporting person has the right to acquire pursuant to options exercisable within 60 days of December 31, 2006.

CUSIP 25388B 10 4               SCHEDULE 13G                 Page 5 of 6

Item 8.  Identification and Classification of Members of the Group

    If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.  Notice of Dissolution of Group

    Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See
Item 5.

Item 10. Certification

    (a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

    (b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP 25388B 10 4               SCHEDULE 13G                 Page 6 of 6


                                SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date February 9, 2007

                                     /s/ Joel A. Ronning
                                     -----------------------------------
                                     Signature
                                     Print   Joel A. Ronning
                                     Name
                                     Title



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
Rule 13d-7(b) for other parties to whom copies are to be sent.

    Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).